SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

The registrant hereby announces that it has entered into an employment agreement with Hillit Mannor Shachar, M.D., MBA, M.S.F.S., to serve as its new Vice President Business Development, effective April 1, 2018. Dr. Shachar will be responsible for BioLineRx’s business development, commercialization of assets and pipeline strategy. Dr. Shachar joins BioLineRx with over 15 years of experience in senior business development, corporate development and venture capital  positions in the life sciences field. Her recent experience has included service as Vice President Business Development of Pluristem Therapeutics (NASDAQ:PSTI), a leading developer of placenta-based cell therapy products, and Director of New Business Development at West Pharmacuetical Services. In addition, Dr. Shachar has served at several life science companies and venture capital funds, including Apax Partners, Nektar Therapeutics, Orex Computed Radiography, Kodak and Transpharma Medical. Dr. Shachar received her B.A. and M.D. from Northwestern University, her M.S.F.S. (Healthcare focus) from Georgetown University School of Foreign Service and her MBA from the Kellogg Recanati School of Management at Tel Aviv University. Dr. Shachar will succeed David Malek, the current Chief Business Officer, who will leave BioLineRx, effective March 31, 2018, to pursue other opportunities.

This report on Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: February 27, 2018